FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/22/2011

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor

L-1855 Luxembourg

(352) 4661-11-3815

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter 2010 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                       By: /s/ Daniel Novegil

Name: Pablo Brizzio                                      Name: Daniel Novegil

Title: Chief Financial Officer                         Title: Chief Executive Officer

Dated: February 22, 2011

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2010 Results

Luxembourg, February 22, 2011 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and twelve-month period ended December 31, 2010.

The financial and operational information contained in this press release is based on Ternium S.A.’s consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

Summary of Fourth Quarter 2010 Results

	4Q 2010	3Q 2010		4Q 2009

Shipments (tons)	2,106,000	2,009,000	5%	1,655,000	27%
Net Sales (US$ million)	1,927.5	1,877.2	3%	1,365.2	41%
Operating Income (US$ million)	133.7	267.6	-50%	216.1	-38%
EBITDA (US$ million)	237.0	362.3	-35%	315.9	-25%
EBITDA Margin (% of net sales)	12.3%	19.3%		23.1%
EBITDA per Ton, Flat & Long Steel (US$)	109	172	-37%	177	-39%
Net Foreign Exchange Result (US$ million)	23.5	32.0		72.2
Net Income (US$ million)	102.8	200.8	-49%	194.8	-47%
Equity Holders' Net Income (US$ million)	77.5	151.7	-49%	159.3	-51%
Earnings per ADS (US$)	0.39	0.76	-49%	0.79	-51%

  EBITDA 1 of US$237.0 million in the fourth quarter 2010, down 35% compared to the third quarter 2010 as a result of higher cost per ton and lower revenue per ton, partially offset by a slight increase in shipments.  EBITDA 2 of US$1.4 billion in 2010, up 103% year-over-year.
  Earnings per American Depositary Share (ADS) 3 of US$0.39 in the fourth quarter 2010 compared to US$0.76 in the third quarter 2010.  EPADS of US$3.10 in 2010, down 13% year-over-year.
  Net cash position of US$0.7 billion as of December 31, 2010.

1 EBITDA in the fourth quarter 2010 equals operating income of US$133.7 million plus depreciation and amortization of US$103.3 million.

2 EBITDA in 2010 equals operating income of US$1.1 billion plus depreciation and amortization of US$383.3 million.

3 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

1

Ternium’s operating income in the fourth quarter 2010 was US$133.7 million, a decrease of US$133.9 million compared to the third quarter 2010, mainly due to higher cost per ton as a result of increased raw material and purchased slab prices and a slight reduction in revenue per ton,  partially offset by an increase in shipments.  Shipments increased 97,000 tons in the fourth quarter 2010 compared to the third quarter 2010, mainly due to a 75,000 ton increase in shipments in the North America Region and an 18,000 ton increase in the South & Central America Region.

Operating income in the fourth quarter 2010 decreased US$82.4 million when compared to the fourth quarter 2009, mainly due to higher cost per ton partially offset by higher revenue per ton and shipments.  Cost per ton increased year-over-year mainly as a result of higher raw material and purchased slab prices.  Shipments and revenue per ton increased in the fourth quarter 2010 compared to the fourth quarter 2009 in all of Ternium’s regions.

Ternium’s net income in the fourth quarter 2010 was US$102.8 million, a decrease of US$98.0 million compared to the third quarter 2010 mainly due to the above mentioned US$133.9 million decrease in operating income and a US$14.2 million decrease in net financial income, partially offset by a US$47.7 million decrease in income tax expense.

Summary of Full Year 2010 Results

	2010	2009

Shipments (tons)	8,055,000	6,361,000	27%
Net Sales (US$ million)	7,382.0	4,959.0	49%
Operating Income (US$ million)	1,053.9	296.4	256%
EBITDA (US$ million)	1,437.2	708.5	103%
EBITDA Margin (% of net sales)	19.5%	14.3%
EBITDA per Ton, Flat & Long Steel (US$)	170	103	65%
Net Foreign Exchange Result (US$ million)	123.7	83.1
Discontinued Operations Result (US$ million)	-	428.0
Net Income (US$ million)	779.5	767.1	2%
Equity Holders' Net Income (US$ million)	622.1	717.4	-13%
Earnings per ADS (US$)	3.10	3.58	-13%

  EBITDA of US$1.4 billion in 2010, an increase of US$728.7 million compared to 2009, mainly due to higher revenue per ton and shipments, partially offset by higher cost per ton.
  Earnings per ADS of US$3.10 in 2010, compared to US$3.58 in 2009.  Earnings per ADS in 2009 included a US$2.05 after-tax discontinued operations gain as a result of the transfer of the Sidor shares to Venezuela.

Ternium’s operating income in 2010 was US$1.1 billion, compared to US$296.4 million in 2009.  The increase was mainly due to a US$137 increase in revenue per ton and a 1.7 million ton increase in shipments, partially offset by a US$57 increase in operating cost per ton.  Shipments and revenue per ton in 2009 were significantly impacted by the global economic downturn during the period.

Net income was US$779.5 million in 2010, compared to US$767.1 million in 2009.  There were no discontinued operations results in 2010, whereas there was a US$428.0 million discontinued operations gain in 2009 related to the transfer of the Sidor shares to Venezuela.  The year-over-year change in net income also included the above mentioned US$757.6 million increase in operating income and a US$315.4 million increase in income tax expense.

Repurchase of Ternium Shares from Usiminas and Closing of Secondary Public Offering

Following the closing of an underwritten public offering by Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas (“Usiminas”) of Ternium ADSs on February 15, 2011, Ternium and its controlling shareholder Techint Holdings S.àr.l. (“Techint”) purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares, respectively.  On February 18, 2011, following the sale of additional shares pursuant to the exercise by the underwriters of their over-allotment option, the ADSs available for trading, or the “free float”, have increased from 13.65% to 24.44% of the Company’s share capital.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of US$0.075 per share (US$0.75 per ADS), or approximately US$150.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on June 1, 2011.  If the annual dividend is approved at the shareholders’ meeting, it will be paid on June 9, 2011.

Outlook

Ternium expects the NAFTA region to accelerate its growth rate in 2011, with higher industrial activity in Mexico driving local demand for steel products.  The company also anticipates that South America’s economies will continue to grow during 2011.

Ternium expects an improvement in operating income in the first quarter 2011 compared to the fourth quarter 2010, mainly as a result of a recovery in operating margin in the North America Region due to an increase in prices and higher shipment levels, partially offset by an increase in cost per ton during the same period.

Analysis of Fourth Quarter 2010 Results

Net income attributable to Ternium’s equity holders in the fourth quarter 2010 was US$77.5 million, compared to US$159.3 million in the fourth quarter 2009.  Including minority interest, net income for the fourth quarter 2010 was US$102.9 million, compared to US$194.8 million in the fourth quarter 2009.  Earnings per ADS in the fourth quarter 2010 were US$0.39, compared to US$0.79 in the fourth quarter 2009.

Net sales in the fourth quarter 2010 were US$1.9 billion, 41% higher than net sales in the fourth quarter 2009.  Shipments of flat and long products were 2.1 million tons during the fourth quarter 2010, an increase of 27% compared to shipments in the fourth quarter 2009, mainly due to an increase in demand in Ternium’s main steel markets.  Revenue per ton shipped was US$900 in the fourth quarter 2010, an increase of 13% compared to the same quarter in 2009, mainly as a result of higher prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	4Q 2010	4Q 2009	Dif.	4Q 2010	4Q 2009	Dif.	4Q 2010	4Q 2009	Dif.
North America	859.8	616.4	39%	979.6	772.3	27%	878	798	10%
South & Central America	798.3	546.9	46%	773.7	602.0	29%	1,032	909	14%
Europe & other	9.9	6.5		16.1	13.4		619	482
Total flat products	1,668.1	1,169.8	43%	1,769.3	1,387.6	28%	943	843	12%

North America	170.7	124.6	37%	252.3	226.5	11%	677	550	23%
South & Central America	48.1	20.0	141%	64.8	37.5	73%	742	533	39%
Europe & other	9.8	1.5		20.1	3.1		490	500
Total long products	228.6	146.1	56%	337.1	267.0	26%	678	547	24%
Total flat and long products	1,896.7	1,315.9	44%	2,106.4	1,654.6	27%	900	795	13%
Other products (1)	30.9	49.3	-37%
Total Net Sales	1,927.5	1,365.2	41%
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the fourth quarter 2010 were US$1.7 billion, an increase of 43% compared with the same quarter in 2009.  Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products were 1.8 million tons in the fourth quarter 2010, an increase of 28% compared with the same period in 2009, mainly due to an increase in demand in Ternium’s main steel markets.  Revenue per ton shipped increased 12% to US$943 in the fourth quarter 2010 compared with the same period in 2009, mainly due to higher prices.

Sales of long products were US$228.6 million in the fourth quarter 2010, an increase of 56% compared to the same period in 2009 mainly due to higher shipments and revenue per ton.  Shipments of long products totaled 337,100 tons in the fourth quarter 2010, a 26% increase versus the same quarter in 2009.  Revenue per ton shipped was US$678 in the fourth quarter 2010, an increase of 24% compared to the fourth quarter 2009, mainly due to higher prices in Ternium’s main steel markets.

Sales of other products totaled US$30.9 million during the fourth quarter 2010, compared to US$49.3 million during the fourth quarter 2009, mainly due to lower iron ore shipments partially offset by higher iron ore prices.

Sales of flat and long products in the North America Region were US$1.0 billion in the fourth quarter 2010, an increase of 39% versus the same period in 2009.  Shipments in the region totaled 1.2 million tons during the fourth quarter 2010, or 23% higher than in the same period in 2009, mainly reflecting higher demand for flat steel products.  Revenue per ton shipped in the region increased 13% in the fourth quarter 2010 over the same quarter in 2009 to US$837, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were US$846.4 million during the fourth quarter 2010, an increase of 49% versus the same period in 2009 as a result of higher shipments and revenue per ton.  Shipments in the region totaled 838,400 tons during the fourth quarter 2010, or 31% higher than in the fourth quarter 2009, mainly due to a recovery from the 2009 global economic downturn and an increased participation in the Colombian steel market.

Revenue per ton shipped was US$1,009 in the fourth quarter 2010, an increase of 14% compared to the same quarter in 2009, mainly due to higher prices.

Cost of sales was US$1.6 billion in the fourth quarter 2010 compared to US$1.0 billion in the fourth quarter 2009.  Cost of sales increased mainly due to higher shipments and higher cost per ton.  Cost per ton increased mainly as a result of higher raw material and purchased slab costs.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2010 were US$182.7 million, or 10% of net sales, compared with US$137.8 million, or 10% of net sales, in the fourth quarter 2009.  The US$44.9 million year-over-year increase was mainly due to higher freight expenses and taxes related to higher activity levels, higher services costs and the impact of the consolidation of Ferrasa in the fourth quarter 2010.

Operating income in the fourth quarter 2010 was US$133.7 million, or 7% of net sales, compared with an operating income of US$216.1 million, or 16% of net sales, in the fourth quarter 2009.

EBITDA in the fourth quarter 2010 was US$237.0 million, or 12% of net sales, compared with US$315.9 million, or 23% of net sales, in the fourth quarter 2009.

Net financial results were a US$19.3 million gain in the fourth quarter 2010, compared with a US$93.0 million gain in the fourth quarter 2009.

During the fourth quarter 2010, Ternium’s net interest expenses totaled US$8.5 million, US$6.9 million lower than in the fourth quarter 2009, mainly due to lower net indebtedness.

Net foreign exchange result was a gain of US$23.5 million in the fourth quarter 2010 compared to a gain of US$72.2 million in the same period in 2009.  The fourth quarter 2010 gain was primarily due to the impact of the Mexican Peso’s 1.15% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium México prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$4.3 million in the fourth quarter 2010 compared to US$40.6 million in the fourth quarter 2009.  These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Income tax expense for the fourth quarter 2010 was US$52.6 million or 34% of income before income tax, discontinued operations and minority interest, compared with an income tax expense of US$114.5 million in the same period in 2009, or 37% of income before income tax, discontinued operations and minority interest.

Income attributable to minority interest for the fourth quarter 2010 was US$25.3 million, compared to US$35.5 million in the fourth quarter 2009, mainly due to a lower result attributable to minority interest in Ternium México.

Analysis of Full Year 2010 Results

Net income attributable to the Company’s equity holders in 2010 was US$622.1 million, compared to US$717.4 million in 2009.  Including minority interest, net income in 2010 was US$779.5 million, compared to US$767.1 million in 2009.  Earnings per ADS were US$3.10 in 2010, compared to US$3.58 in 2009.

Net sales in 2010 were US$7.4 billion, 49% higher than net sales in 2009.  Shipments of flat and long products were 8.1 million tons in 2010, up 27% compared to shipments in 2009.  Revenue per ton shipped was US$895 in 2010, an 18% increase compared to 2009, mainly as a result of higher prices.

	Net Sales (million US$)			Shipments (thousand tons)			Revenue / ton (US$/ton)
	2010	2009	Dif.	2010	2009	Dif.	2010	2009	Dif.
North America	3,464.9	2,371.9	46%	3,852.1	3,114.5	24%	899	762	18%
South & Central America	2,886.2	1,717.1	68%	2,877.0	1,903.6	51%	1,003	902	11%
Europe & other	25.3	161.0		42.6	287.0		594	561
Total flat products	6,376.4	4,250.0	50%	6,771.7	5,305.2	28%	942	801	18%

North America	640.7	512.0	25%	974.2	931.2	5%	658	550	20%
South & Central America	163.9	57.3	186%	258.7	118.4	118%	634	484	31%
Europe & other	28.6	3.5		50.0	6.1		571	583
Total long products	833.1	572.9	45%	1,282.9	1,055.6	22%	649	543	20%
Total flat and long products	7,209.5	4,822.9	49%	8,054.6	6,360.8	27%	895	758	18%
Other products (1)	172.5	136.1	27%
Total Net Sales	7,382.0	4,959.0	49%
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products in 2010 totaled US$6.4 billion, a 50% increase compared to 2009.  Net sales increased as a result of higher shipments and revenue per ton.  Shipments of flat products totaled 6.8 million tons in 2010, an increase of 28% compared to 2009 mainly due to a recovery from the 2009 global economic downturn.  Revenue per ton shipped increased 18% to US$942 in 2010 compared with 2009, mainly due to higher steel prices in Ternium’s main steel markets.

Sales of long products were US$833.1 million in 2010, an increase of 45% compared to 2009, mainly due to higher volumes and prices.  Shipments of long products totaled 1.3 million tons in 2010, a 22% increase versus 2009.  Revenue per ton shipped was US$649 in 2010, an increase of 20% compared to 2009 due to higher prices.

Sales of other products totaled US$172.5 million in 2010, compared to US$136.1 million during 2009, an increase of 27%.  The increase includes the impact of higher iron ore prices.

Sales of flat and long products in the North America Region were US$4.1 billion in 2010, an increase of 42% versus 2009 due to higher shipments and prices.  Shipments in the region totaled 4.8 million tons in 2010, or 19% higher than 2009, as a result of higher demand.  Revenue per ton in the North Region increased 19% to US$851 in 2010 over 2009, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were US$3.1 billion in 2010, an increase of 72% versus 2009, due to higher shipments and prices.  Shipments in the region totaled 3.1 million tons in 2010, or 55% higher than in 2009, mainly due to a recovery from the 2009 global economic downturn.  Revenue per ton shipped was US$973 in 2010, an increase of 11% compared to 2009.

Cost of sales was US$5.7 billion in 2010 compared to US$4.1 billion in 2009.  Cost of sales increased mainly as a result of higher shipments and higher cost per ton.  Cost per ton in 2010 increased compared to 2009 mainly due to higher raw material and purchased slab prices, as well as higher labor, services and maintenance costs.

Selling, General and Administrative (SG&A) expenses in 2010 were US$665.3 million, or 9% of net sales, compared with US$531.5 million, or 11% of net sales, in 2009.  The US$133.8 million increase in SG&A was mainly due to higher freight expenses and taxes related to higher activity levels, higher labor costs and the impact of the consolidation of Ferrasa on August 25, 2010, partially offset by lower personnel reduction charges.

Operating income in 2010 was US$1.1 billion, or 14% of net sales, compared to an operating income of US$296.4 million, or 6% of net sales, in 2009.

EBITDA in 2010 was US$1.4 billion, or 20% of net sales, compared to US$708.5 million, or 14% of net sales, in 2009.

Net financial results were a US$130.5 million gain in 2010, compared with a $132.9 million gain in 2009.

In 2010, Ternium’s net interest expenses were US$45.6 million, compared to a net interest expense of US$84.7 million in 2009, mainly as a result of lower net indebtedness and cost of debt.

Net foreign exchange result was a gain of US$123.7 million in 2010 compared to a gain of US$83.1 million in 2009.  The gain in 2010 was primarily due to the impact of the Mexican Peso’s 5.4% revaluation on Ternium’s Mexican subsidiary’s US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium México’s US dollar denominated debt is not altered by the Mexican Peso’s fluctuation when stated in US dollars in Ternium’s consolidated financial statements.  In accordance with IFRS, Ternium México prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Peso positions when the Mexican Peso revaluates or devaluates relative to other currencies.

Interest income on the Sidor financial asset was US$61.0 million in 2010, compared to US$136.0 million in 2009.  These results are attributable to the Sidor financial asset in connection with the transfer of Sidor shares on May 7, 2009.

Income tax expense for 2010 was US$406.7 million or 34% of income before income tax and minority interest, compared with an income tax expense of US$91.3 million in 2009 or 21% of income before income tax and minority interest.  The 2009 result included a non-recurring gain of US$35.4 million due to a favorable resolution on a tax-related dispute in México.

There were no results of discontinued operations in 2010, while 2009 included a US$428.0 million gain in connection with the transfer of Sidor shares on May 7, 2009.

Income attributable to minority interest in 2010 was US$157.4 million, higher than income attributable to minority interest of US$49.7 million in 2009, mainly due to a higher result attributable to minority interest in Siderar and Ternium México.

Cash Flow and Liquidity

Net cash provided by operating activities in 2010 was US$806.8 million, compared to US$1.2 billion in 2009.  While operating income was US$757.6 million higher in 2010 than in 2009, there also was a US$448.0 million increase in working capital in 2010 compared with a US$635.2 million decrease in working capital in 2009.  The increase in working capital in 2010 included an increase of US$497.4 million in inventory and an aggregate US$149.3 million increase in trade and other receivables, partially offset by an aggregate US$198.7 million increase in accounts payable and other liabilities.  Inventories increased in 2010, reflecting higher costs as a result of higher input prices, as well as higher inventory volume of finished goods, goods in process and raw materials as a result of increased operating activity.  The decrease in working capital in 2009 included a US$429.1 million decrease in inventories and an aggregate US$308.9 million decrease in trade and other receivables, partially offset by an aggregate US$102.9 million increase in accounts payable and other liabilities.  Inventories decreased in 2009 as a result of lower input costs, as well as lower inventory volume of finished goods, goods in process and raw materials.

Capital expenditures in 2010 were US$350.1 million, compared to US$208.6 million in 2009.  During 2010 Ternium carried out, among other projects, the upgrading of a cold strip mill and the development of mining activities in México, and the relining of a blast furnace, progress in the expansion of the hot strip mill, progress in repairs and enhancements in the coking facilities, the construction of a river port for barges and the expansion of two service centers in Argentina.

In 2010, Ternium generated free cash flow4 of US$456.7 million, compared to free cash flow of US$953.2 million in 2009.  In addition, proceeds from the transfer of shares of Sidor to Venezuela totaled US$767.4 million in 2010.  Ternium acquired Ferrasa on August 25, 2010 through a capital contribution in the amount of US$75 million.  Ternium’s net repayment of borrowings in 2010 was US$520.5 million, mostly related to the scheduled repayments of Ternium México’s outstanding debt, while dividends paid in cash to shareholders and minority shareholders totaled US$138.5 million in the same period.  As of December 31, 2010, Ternium’s net cash position was US$0.7 5 billion.

Net cash provided by operating activities in the fourth quarter 2010 was US$225.4 million, compared to US$72.6 million in the fourth quarter 2009.  While operating income in the fourth quarter 2010 was US$82.4 million lower than in the fourth quarter 2009, there was a US$37.0 million reduction in working capital in the fourth quarter 2010 compared to a US$212.3 million increase in working capital during the fourth quarter 2009.  The reduction in working capital in the fourth quarter 2010 included a US$79.3 million decrease in inventory and an aggregate US$50.8 million decrease in trade and other receivables, partially offset by an aggregate US$93.1 million decrease in accounts payable and other liabilities.  Inventories decreased in the fourth quarter 2010 reflecting lower inventory volume and costs of finished goods, goods in process and raw materials.  The increase in working capital in the fourth quarter 2009 was mainly due to a US$231.4 million increase in inventories, primarily as a result of a higher volume and cost of finished goods, goods in process and raw materials.

4 Free cash flow for 2010 equals net cash provided by operating activities of US$806.8 million less capital expenditures of US$350.1 million, while free cash flow for 2009 equals net cash provided by operating activities of US$1.2 billion less capital expenditures of US$208.6 million.

5 Net cash position at December 31, 2010 equals cash and equivalents plus other investments of US$2.6 billion less borrowings of US$1.9 billion.

Capital expenditures in the fourth quarter 2010 were US$130.1 million, compared to US$62.8 million in the fourth quarter 2009.

In the fourth quarter 2010, Ternium generated free cash flow6 of US$95.3 million compared to free cash flow of US$9.7 million in the fourth quarter 2009.  Ternium’s net proceeds from borrowings in the fourth quarter 2010 were US$16.5 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel company in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food, energy and automotive industries.  With its principal operations in México and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has an annual production capacity of approximately ten million tons of finished steel products.  More information about Ternium is available at www.ternium.com.

6 Free cash flow in the fourth quarter 2010 equals net cash provided by operating activities of US$225.4 million less capital expenditures of US$130.1 million, while free cash flow in the fourth quarter 2009 equals net cash provided by operating activities of US$72.6 million less capital expenditures of US$62.8 million.

Consolidated income statement

US$ million	4Q 2010	4Q 2009	Dif.	2010	2009	Dif.
Net sales	1,927.5	1,365.2	562.3	7,382.0	4,959.0	2,423.0
Cost of sales	(1,604.5)	(1,011.7)	(592.7)	(5,665.3)	(4,110.4)	(1,554.9)
Gross profit	323.1	353.5	(30.4)	1,716.8	848.6	868.1
Selling, general and administrative expenses	(182.7)	(137.8)	(44.9)	(665.3)	(531.5)	(133.8)
Other operating (expenses) income, net	(6.7)	0.4	(7.1)	2.5	(20.7)	23.2
Operating income	133.7	216.1	(82.4)	1,053.9	296.4	757.6

Interest expense	(17.7)	(20.4)	2.7	(73.0)	(105.8)	32.8
Interest income	9.2	5.0	4.2	27.3	21.1	6.2
Interest income - Sidor financial asset	4.3	40.6	(36.2)	61.0	136.0	(74.9)
Other financial income, net	23.5	67.8	(44.3)	115.1	81.6	33.5

Equity in earnings of associated companies	2.5	0.2	2.3	1.7	1.1	0.6
Income before income tax expense	155.5	309.3	(153.8)	1,186.1	430.4	755.7
Income tax expense	(52.6)	(114.5)	61.9	(406.7)	(91.3)	(315.3)
Discontinued operations	-	-	-	-	428.0	(428.0)
Net income for the period	102.8	194.8	(91.9)	779.5	767.1	12.3

Attributable to:
Equity holders of the Company	77.5	159.3	(81.8)	622.1	717.4	(95.3)
Non-controlling interests	25.3	35.5	(10.2)	157.4	49.7	107.7
	102.8	194.8	(91.9)	779.5	767.1	12.3

Consolidated balance sheet

US$ million	December 31, 2010	December 31, 2009
Property, plant and equipment, net	4,262.9	4,040.4
Intangible assets, net	1,129.3	1,085.4
Investment in associated companies	8.2	6.6
Sidor financial asset	74.5	-
Other investments	35.6	16.4
Deferred tax assets	12.4	-
Receivables, net	56.5	101.3
Total non-current assets	5,579.4	5,250.1

Receivables	94.6	136.3
Derivative financial instruments	0.2	1.6
Inventories, net	1,953.4	1,350.6
Trade receivables, net	663.5	437.8
Sidor financial asset	183.4	964.4
Other investments	848.4	46.8
Cash and cash equivalents	1,779.4	2,095.8
Total current assets	5,522.9	5,033.3

Non-current assets classified as held for sale	10.0	9.2
Total assets	11,112.3	10,292.7
Shareholders' equity	5,880.7	5,296.3
Non-controlling interests	1,135.4	964.9
Non-controlling interests & shareholders' equity	7,016.1	6,261.2
Provisions	16.1	18.9
Deferred income tax	877.7	857.3
Other liabilities	201.3	176.6
Derivative financial instruments	18.8	32.6
Borrowings	1,426.6	1,787.2
Total non-current liabilities	2,540.6	2,872.7

Current tax liabilities	294.9	103.2
Other liabilities	123.6	57.0
Trade payables	588.1	413.0
Derivative financial instruments	36.0	46.1
Borrowings	513.1	539.5
Total current liabilities	1,555.6	1,158.8

Total liabilities	4,096.2	4,031.4
Total liabilities, non-controlling interests & shareholders' equity	11,112.3	10,292.7

Consolidated cash flow statement

US$ million	4Q 2010	4Q 2009	Dif.	2010	2009	Dif.
Net income from continuing operations	102.8	194.8	(92.0)	779.5	339.1	440.4
Adjustments for:
Depreciation and amortization	103.3	99.8	3.5	383.3	385.1	(1.8)
Equity in earnings of associated companies	(2.5)	(0.2)	(2.3)	(1.7)	(1.1)	(0.6)
Changes in provisions	1.3	2.0	(0.7)	5.5	4.6	0.9
Net foreign exchange results and others	(16.2)	(50.3)	34.1	(77.6)	(53.6)	(24.0)
Interest accruals less payments	8.3	8.1	0.2	(0.1)	10.7	(10.8)
Interest income - Sidor financial asset	(4.3)	(40.6)	36.2	(61.0)	(136.0)	74.9
Income tax accruals less payments	(4.3)	71.2	(75.5)	226.8	(49.3)	276.2
Impairment charge	-	-	-	-	27.0	(27.0)
Changes in working capital	37.0	(212.3)	249.2	(448.0)	635.2	(1,083.2)

Net cash provided by operating activities	225.4	72.6	152.9	806.8	1,161.8	(354.9)

Capital expenditures	(130.1)	(62.8)	(67.3)	(350.1)	(208.6)	(141.5)
Proceeds from sale of property, plant & equipment	0.5	1.0	(0.5)	1.7	3.2	(1.6)
Acquisition of business
Purchase consideration	-	-	-	(75.0)	(0.2)	(74.8)
Cash acquired	-	-	-	6.6	-	6.6
Dividends received from associated companies	0.3	-	0.3	0.3	-	0.3
Contributions in associated companies	(0.3)	-	(0.3)	(0.3)	-	(0.3)
(Increase) Decrease in Other Investments	(565.4)	22.7	(588.1)	(820.7)	43.2	(863.8)
Proceeds from Sidor financial asset	-	287.1	(287.1)	767.4	953.6	(186.2)

Net cash (used in) provided by investing activities	(695.1)	247.9	(942.9)	(470.1)	791.2	(1,261.4)

Dividends paid in cash to company's equity shareholders	-	-	-	(100.2)	-	(100.2)
Dividends paid in cash to non-controlling interests	-	-	-	(38.3)	-	(38.3)
Contributions from non-controlling shareholders in consolidated subsidiaries	4.9	-	4.9	4.9	-	4.9
Proceeds from borrowings	17.0	13.2	3.8	35.4	219.0	(183.6)
Repayment of borrowings	(0.4)	(124.2)	123.8	(555.9)	(1,141.6)	585.7

Net cash provided by (used in) financing activities	21.4	(111.0)	132.5	(654.1)	(922.6)	268.5

(Decrease) Increase in cash and cash equivalents	(448.2)	209.4	(657.6)	(317.4)	1,030.4	(1,347.8)

Shipments
Thousand tons	4Q 2010	4Q 2009	3Q 2010	2010	2009
North America	979.6	772.3	909.2	3,852.1	3,114.5
South & Central America	773.7	602.0	748.2	2,877.0	1,903.6
Europe & other	16.1	13.4	4.9	42.6	287.0
Total flat products	1,769.3	1,387.6	1,662.3	6,771.7	5,305.2

North America	252.3	226.5	247.6	974.2	931.2
South & Central America	64.8	37.5	72.7	258.7	118.4
Europe & other	20.1	3.1	26.6	50.0	6.1
Total long products	337.1	267.0	347.0	1,282.9	1,055.6
Total flat and long products	2,106.4	1,654.6	2,009.3	8,054.6	6,360.8

Revenue / ton
US$/ton	4Q 2010	4Q 2009	3Q 2010	2010	2009
North America	878	798	925	899	762
South & Central America	1,032	909	1,037	1,003	902
Europe & other	619	482	539	594	561
Total flat products	943	843	974	942	801

North America	677	550	620	658	550
South & Central America	742	533	639	634	484
Europe & other	490	500	635	571	583
Total long products	678	547	625	649	543
Total flat and long products	900	795	914	895	758

Net Sales
US$ million	4Q 2010	4Q 2009	3Q 2010	2010	2009
North America	859.8	616.4	841.0	3,464.9	2,371.9
South & Central America	798.3	546.9	775.9	2,886.2	1,717.1
Europe & other	9.9	6.5	2.7	25.3	161.0
Total flat products	1,668.1	1,169.8	1,619.5	6,376.4	4,250.0

North America	170.7	124.6	153.6	640.7	512.0
South & Central America	48.1	20.0	46.5	163.9	57.3
Europe & other	9.8	1.5	16.9	28.6	3.5
Total long products	228.6	146.1	217.0	833.1	572.9

Total flat and long products	1,896.7	1,315.9	1,836.5	7,209.5	4,822.9

Other products (1)	30.9	49.3	40.7	172.5	136.1
Total net sales	1,927.5	1,365.2	1,877.2	7,382.0	4,959.0
(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.